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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             TTR TECHNOLOGIES, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   87305 U102
                      (CUSIP Number of Class of Securities)

                             ----------------------

                             Macrovision Corporation
                               1341 Orleans Drive
                           Sunnyvale, California 94098
                                 (408) 743-8600
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                               David Herbst, Esq.
                         Manatt, Phelps & Phillips, LLP
                           3030 Hansen Way, Suite 100
                            Palo Alto, CA 94304-1006
                                 (605) 812-1300

                                January 10, 2000
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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CUSIP No. 87305 U102                 13D                            Page 2 of 8
--------------------                                         ------------------

(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

      Macrovision Corporation
      77-0156161

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                              (a)

                                                              (b)  /X/

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES                      :     (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH                 :            1,880,937

                                      :     (8)    SHARED VOTING POWER

                                      :            0

                                      :     (9)    SOLE DISPOSITIVE POWER

                                      :            1,880,937

                                      :     (10)   SHARED DISPOSITIVE POWER

                                      :            0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,880,937

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES                  /  /

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  11.78%

(14)     TYPE OF REPORTING PERSON
                  CO

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CUSIP No. 87305 U102                 13D                            Page 3 of 8
--------------------                                         ------------------


Item 1.  Security and Issuer.

      This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Shares" or the "Issuer Common Stock"), of TTR Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 1841 Broadway, New York, NY 10023.

Item 2.  Identity and Background.

      (a)-(c) This Schedule 13D is filed by Macrovision Corporation, a Delaware corporation (the "Reporting Person"). The address of the principal business and principal office of the Reporting Person is 1341 Orleans Drive, Sunnyvale, California 94098. The Reporting Person is the leading provider of copyright protection technologies for major Hollywood movie studios, independent video producers, PC games and educational software publishers, digital set-top box manufacturers and digital pay-per-view network operators.

      To the best of the Reporting Person's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

      (d)-(e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a Delaware corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person entered into a Stock Purchase Agreement dated as of January 10, 2000, by and between the Reporting Person and the Issuer (the "Agreement"), providing for the investment by the Reporting Person of $4.0 million to acquire 1,880,937 Shares of the Issuer. The Reporting Person used working capital to make the investment. The Reporting Person periodically makes strategic investments in companies with complementary or compatible technologies or products, such as the Issuer. The Reporting Person and the Issuer are developing and marketing a copy protection product designed to inhibit casual copying of music CDs using dual-deck CD recorder systems and personal computer based CD recordable drives pursuant to an Alliance Agreement dated November 24, 1999, under which the Reporting Person, subject to certain conditions, has the exclusive right to commercialize and market such technology for a period of time. The Alliance Agreement also entitles Issuer to receive thirty percent (30%) of the net revenues collected by Reporting Person or its affiliates from any products or components incorporating the proposed music protection technology. Under certain conditions, Issuer's share of the net revenues may be readjusted to twenty-five percent (25%) of net revenues. In addition, Issuer agreed to reimburse Reporting Person for up to $1 million of its costs incurred in

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CUSIP No. 87305 U102                 13D                            Page 4 of 8
--------------------                                         ------------------

the twelve months ending December 31, 2000 in co-developing and commercially launching MusicGuard.


Item 4.  Purpose of the Transaction.

      (a)-(j) The information set forth in Item 3 is hereby incorporated herein by reference.

      Except as set forth above, the Reporting Person does not have any plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

      (e) Any material changes in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

      (a)-(b) The number of Shares covered is 1,880,937, which constitutes, based on the number of Shares outstanding on March 1, 2000, as represented by the Issuer in its annual report on Form 10-K for the year ended December 31, 1999, approximately 11.78% of Issuer Common Stock.

      (c) Other than as set forth in this Item 5(a)-(b), to the best of the Reporting Person's knowledge as of the date hereof (i) neither the Reporting Person nor any subsidiary or affiliate of the Reporting Person nor any of the Reporting Person's executive officers or directors,

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CUSIP No. 87305 U102                 13D                            Page 5 of 8
--------------------                                         ------------------


beneficially owns any shares of Issuer Common Stock, and (ii) there have been no transactions in the shares of Issuer Common Stock effected during the past 60 days by the Reporting Person, nor to the best of the Reporting Person's knowledge, by any subsidiary or affiliate of the Reporting Person or any of the Reporting Person's executive officers or directors.

      (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock held by the Reporting Person.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. A copy of the Agreement is included as Exhibit 1 to this Schedule 13D. To the best of the Reporting Person's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities to the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     Exhibit        Description
        1           Stock Purchase  Agreement dated as of January 10, 2000 by
                    and between TTR Technologies,  Inc. and Macrovision
                    Corporation (without exhibits).

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CUSIP No. 87305 U102                 13D                            Page 6 of 8
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.


                                       MACROVISION CORPORATION



                                       By:    /s/ Ian Halifax
                                              ---------------------------
                                       Name:      Ian Halifax
                                              ---------------------------
                                       Title:     Chief Financial
                                              ---------------------------
                                                  Officer
                                              ---------------------------

Dated: June 21, 2000




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                                                                     SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                           OF MACROVISION CORPORATION

      The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 1341 Orleans Drive, Sunnyvale, California 94089.

                               BOARD OF DIRECTORS

NAME                             POSITION
----                             --------

John O. Ryan                     Chairman of the Board of Directors, Chief
                                 Executive Officer and Secretary

William A. Krepick               President, Chief Operating Officer and Director

Richard S. Matuszak              Vice President-Business Development

Donna S. Birks                   Director; Executive Vice President and Chief
                                 Financial Officer of Adaptive Broadband
                                 Corporation*

William N. Stirlen               Director; Consultant to technology companies

Thomas Wertheimer                Director; Consultant to Universal Studios

                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

                                 TITLE AND PRESENT
NAME                             PRINCIPAL OCCUPATION
----                             --------------------

Ian R. Halifax                   Vice President-Finance and Administration and
                                 Chief Financial Officer

Mark S. Belinsky                 Senior Vice President-New Business Development

Brian R. Dunn                    Senior Vice President-Computer Software Copy
                                 Protection

Carol Flaherty                   Vice President-Video Copy Protection

Patrice J. Capitant              Vice President-Engineering

-----------------------
* The address of Adaptive Broadband Corporation is 1143 Borregas Avenue, Sunnyvale, California 94089. Adaptive Broadband Corporation is a supplier of terrestrial wireless and satellite-based systems to support data communications, broadcast digital TV and telemetry networks. Adaptive Broadband Corporation also provides products for satellite-based and terrestrial wireless ultra-high speed Internet access, transport and worldwide Internet backbones.


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